QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.4

☐ English / Anglais ☐ French / Français

Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.thomson.com. Under securities regulations, holders may elect annually to receive interim financial statements by mail by completing and returning this card.
Plutôt que de recevoir les états financiers intérimaires par la poste, les actionnaires peuvent choisir d'avoir accès à ces documents à www.thomson.com. En vertu de la réglementation sur les valeurs mobilières, les porteurs peuvent choisir chaque année de recevoir les états financiers intérimaires par la poste, en remplissant cette carte et en la retournant.
Please place my name on your interim financial statements mailing list. / Veuillez ajouter mon nom à la liste d'envoi de vos états financiers intérimaires.
Name / Nom

Apt. / App.	Street Number / Numéro civique	Street Name / Rue

City / Ville	Prov. / State	Postal Code / Code postal / Zip Code

Place Stamp Here
Apposer le timbre ici
Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto ON M5J 2Y1	Société de fiducie Computershare du Canada 100 University Ave. 9[e] étage Toronto ON M5J 2Y1

QuickLinks

EXHIBIT 99.4